Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change December 8, 2014 and December 11, 2014
Item 3	News Release The news releases dated December 8, 2014 and December 11, 2014 were disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On December 8, 2014, Pretivm announced that had entered into a subscription agreement (the “Subscription Agreement”) with an affiliate of Zijin Mining Group Co., Ltd. for a private placement of 12,836,826 common shares of Pretivm at a price per share of C$6.30 (the “Offering”).

On December 11, 2014, Pretivm announced that it had agreed to enter into subscription agreements with certain holders who wished to subscribe for Pretivm common shares on a private placement basis to maintain their respective pro rata interests in Pretivm in connection with the Offering (the “Private Placement”).

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On December 8, 2014, Pretivm announced that had entered into a subscription agreement with an affiliate of Zijin Mining Group Co., Ltd. for a private placement of 12,836,826 common shares of Pretivm at a price per share of C$6.30.

On December 11, 2014, Pretivm announced that it had agreed to enter into subscription agreements with certain holders who wished to maintain their respective pro rata interests in Pretivm in connection with the Offering.

The Offering and the Private Placement provide for the issuance of an aggregate total of 15,734,316 common shares of Pretivm (the “Purchased Shares”), all to be issued at a price per share of C$6.30 for gross proceeds to Pretivm of approximately C$99 million.

Pretivm intends to use the proceeds from the Offering and the Private Placement to fund capital expenditures including the procurement of long-lead items and camp infrastructure.

The Offering and Private Placement are scheduled to close on or about January 21, 2015, subject to regulatory approvals and approvals from the Chinese government or its relevant authorized departments.

Pursuant to the Subscription Agreement, Zijin will be entitled to nominate one person to be appointed to the Board of Directors of Pretivm and will have a pre-emptive right to participate in any future equity financings of Pretivm to maintain its interest of approximately 9.9%.

The Purchased Shares may not be traded for a period of four months plus one day from the closing of the Offering and Private Placement. The Purchased Shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 12th day of December, 2014.